Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

FORWARD-LOOKING STATEMENTS

Statements included in this announcement that are not historical facts, including without limitation statements concerning our 10x20 ambitions and targets, our proposed combination with Baxalta Incorporated (“Baxalta”), and the timing and benefits thereof, including our 20x20 ambition that targets $20 billion in combined product sales by 2020, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•                  Shire’s products may not be a commercial success;

•                  product sales from ADDERALL XR® and INTUNIV® are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for Shire’s products may affect future revenues, financial condition and results of operations;

•                  Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of the Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of the Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

•                  the manufacture of Shire’s products is subject to extensive oversight by various regulatory agencies. Regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  Shire has a portfolio of products in various stages of research and development. The successful development of these products is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect Shire’s ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely affect Shire’s revenues, financial conditions or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

•                  Shire faces intense competition for highly qualified personnel from other companies and organizations. Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

•                  failure to achieve Shire’s strategic objectives with respect to the acquisition of NPS Pharmaceuticals, Inc. may adversely affect Shire’s financial condition and results of operations;

•                  Baxalta will refuse to negotiate with Shire, and the parties will be unsuccessful in negotiating a transaction;

•                  if a transaction is negotiated, the transaction may not be completed due to failure of closing conditions, including any shareholder approvals

•                  the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected synergies and other benefits of the transaction may not be realized;

•                  disruption from the proposed transaction makes it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”), and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta adversely affects the combined company’s financial condition and results of operations;

•                  and other risks and uncertainties detailed from time to time in Shire’s filings with the US Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 10-K, and Baxalta’s filings with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Third Party-Sourced Information

All information in this communication regarding Baxalta, including its businesses, operations and financial results, was obtained from public sources. While Shire has no knowledge that any such information is inaccurate or incomplete, Shire has not verified any of that information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Shire has made for a business combination transaction with Baxalta. In furtherance of this proposal and subject to future developments, if Shire and Baxalta agree on a negotiated transaction, Shire and Baxalta may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Shire and/or Baxalta may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BALXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.

Certain Information Regarding Participants

Shire and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Shire’s Presentation at the Leerink Partners Rare Disease Roundtable

Event Date: 09/30/2015

1:25 pm EDT

Participants

•                  Jason Gerberry, Analyst, Leerink Partners;

•                  Jeff Poulton, CFO; and

•                  Phil Vickers, Head of R&D

Jason Gerberry:

All right. If everybody can grab their seat. We’re going to start with our next fireside chat. My name is Jason Gerberry, I’m the specialty pharma analyst here at Leerink Partners and it’s my pleasure to be introducing our next presenter Shire Pharmaceuticals. Shire started to make in-roads into the rare disease space back in 2005 with the acquisition of TKT. Judging by the company’s stated goals, I’d say they’re probably in the fourth or fifth inning in terms of where they want to be as a rare disease player in that space. So, joining me today, Jeff Poulton, CFO and Phil Vickers, Head of R&D. So, gentlemen, first, thanks for joining us today.

Jeff Poulton:

Thank you.

<Q - Jason Gerberry>: So, maybe we can just get started as it relates to the transformational aspect of the Shire rare disease business and the offer for Baxalta now is about two months in the running. And so can you just to the extent that you’re able to provide us with an update in terms of obviously the share prices of the respective companies of facing some volatility with the market and just sort of presumably you guys have made your outreach to the Baxalta shareholders and so, how should investors be thinking about where you’re at in the process?

<A - Jeff Poulton>: Sure. Let me take you back a couple of years just to provide some context for why we think this deals makes as much strategic sense as it does. It really started two years ago when Flemming arrived and we reshaped or retooled our strategy. At that point we were a bit of a hybrid company and the focus then quickly turned to becoming a leading global biotech focused on the rare disease division.

So, the first couple of years on that journey or on that path to becoming a leading global biotech have been focused on what I would call them as some housekeeping items. We had to make some pretty significant structural changes to the business. You’ve seen the benefit of that over the last couple of years we’ve taken our operating margins from mid to high 30s to mid 40s in a two year period. And we’ve also started to reshape the portfolio both from an R&D and from a commercial standpoint.

Today, if you look at our R&D portfolio about 75% of the programs that we have in development are focused on rare diseases. That was not the case two years ago. I believe all of our early stage research preclinical is focused on rare diseases today. So, we’ve begun the transformation on the pipeline.

From a commercial perspective, we’re at about 40% of our revenues. Today are generated by our rare disease products. So, we’re making progress. It’s not a transformation that occurs overnight and we’ve got more to do. And consistent with that, we’ve done a pretty significant amount of M&A the last couple of years largely focused on rare disease assets including two fairly large deals. One, ViroPharma that closed in early 2014 and NPS that closed earlier this year, again, which are moving us down that path of becoming a leading global biotech.

So what we see in Baxalta is an opportunity to significantly accelerate that transition to becoming a leading global biotech if we’re able to get the deal closed. We’ve talked about the possibility of generating $20 billion in revenues combined by 2020 with 65% of that revenue coming from rare disease products. So again, a significant step forward in transforming the organization. So double-digit top-line growth if we’re able to get the deal closed out through 2020. Very attractive synergy potential to drive bottom-line earnings growth. We think the deal would be breakeven in year one and accretive thereafter. There would be a buyback associated with that given the fact that a significant portion of the consideration needs to be in equity given the tax status of the spin. So very attractive from a financial perspective.

And then from a going-forward perspective, the balance sheet of the combined entity would remain quite strong given the structure of the deal being primarily equity, even with the buyback we would maintain an investment grade profile throughout the process, so we’d be able to continue to leverage the balance sheet to do more deals.

We’ve spent a lot of time, I would say the last six or seven weeks since we announced the deal with shareholders from both companies. And we hear and see a lot of support for the deal from both sides. You referenced what’s gone on the markets. Obviously, it’s been difficult, particularly here in the last week or so. Our stock has gone down with the broader biotech index, in line with that since we announced the teal. Their stock has been insulated a bit from that, given the offer that we’ve made.

We think what’s important for their shareholders is to focus on their potential pro forma ownership of the combined entity which based on the original offer we put out will put them at a 37% owner of the combined entity, again, of a leading rare disease company, which we think is, again, quite attractive from their shareholders perspective. So, we hope that their management and their board sees this, listens to their shareholders, and is willing to engage with us to try and get a negotiated deal done to create a pretty compelling opportunity.

We also keep our eye on the opportunity cost associated with this. We’re going to be patient. We’re going to be disciplined, and if we think that the opportunity cost associated with pursuing the transaction becomes too high, we would not hesitate to make the appropriate decisions very quickly. So, that’s an update on where things stand.

<Q - Jason Gerberry>: And as you think about transformational M&A of two rare disease businesses like this, obviously the - I think the operating margin for your Rare Disease segment lags your specialty pharma up margin. As you think about kind of combining these businesses going from, I guess, less scale to more fully-scaled type of Rare Disease business, how do you - how would you envision a P&L margin looking for rare disease business as you combine this and you get some of the cost redundancies out of the two models?

<A - Jeff Poulton>: Yeah, I mean, they’ve got - they’ve got a different profile from a margin perspective, particularly on the cost of goods sold line. So, if you look at Baxalta stand-alone P&L, their margins - gross margins are about 65% or 60%. Ours today are about 85%. So, they’re a lower-margin business, but we see the combination creating a lot of synergy potentials.

So, in terms of bottom-line growth, it would accelerate for Shire post deal as a result of those synergies and maybe just talk for a second about where we see that synergy potential. We see three primary areas that we could drive synergies from the deal.

First is from an operating expense perspective, primarily R&D and SG&A. On the R&D side, we see non-program opportunities to reduce head count across the two R&D organizations. From a program perspective, we see the opportunity to take the two pipelines, prioritize the programs on a combined basis and ultimately probably reduce investment in some of the lower-priority programs.

From an SG&A perspective, we see, from a corporate standpoint, they’ve talked about the need to invest $150 million a year in standup costs as a result of being an independent company now out from underneath Baxter. Our assumption is the significant majority of that would not be necessary if they were part of Shire. So, we see significant operating synergy potential.

From a tax perspective, I think we’ve been fairly specific about the potential that we see there. They’re operating in the low to mid 20% effective tax range today. Shire, as an organization, has put out a long-term expectation of being at a tax rate of 17% to 19%. Post doing this deal by 2017, we think our tax rate would be actually even lower than that in 16% to 17% range. So, some real potential there.

And then lastly, from a revenue perspective, we see some potential. One of the most obvious places that we see revenue potential is from a geographic expansion perspective. They’re in about 100 markets today either with local operating companies or distributors where their products are. We’ve got our products in about 60 markets, so this would really accelerate our expansion in a number of markets, largely in Asia Pacific and Latin America where we don’t have a presence today. So, for all those reasons, again, we see really attractive potential from an earnings and a cash flow perspective and what we could do in combining these two businesses.

<Q - Jason Gerberry>: And just on the political front. A lot of the stock market weakness of late has been on this pricing debate. And how - we see a very little Medicare exposure in your book of business, but can you just kind of provide investors with assurance that - of your limited exposure and how you’re thinking about the potential impacts of any of the political rhetoric?

<A - Jeff Poulton>: Yeah. I think you’re correct that our exposure on the U.S. side to Medicare, Medicaid is generally pretty limited across the portfolio. I think our view is that for companies that have highly innovative therapies that have significant impact on the course of a disease that that’s a pretty good place to be long term from a pricing perspective. And, really, that’s where we are today as an organization, particularly as we focus on our rare disease business is we want to be an innovator. We want to bring therapies to market where there really are few or no alternatives for patients.

And on the rare disease side, you’re talking about generally small patient population. So, the impact in the U.S. on any particular commercial plan or even from a governmental perspective is generally quite small and we feel good about that position longer term.

<Q - Jason Gerberry>: And maybe shifting to the portfolio within your rare disease segment. Maybe can you talk about the early market experience with Natpara? How the reimbursement is going? And how investors should be thinking about the launch of this product? I know it’s a very delicate process onboarding these patients onto the Natpara and you’re focusing on the more severe patients, at least early on. So, can you maybe talk some of the earlier launch dynamics?

<A - Jeff Poulton>: Yeah. First, from an access and reimbursement perspective, I think it’s going very well. We’ve got generally speaking Open Access there are probably a few instances where there has been some delays in getting patients reimbursed, but so far no permanent blocks from getting patients on therapy. We are early days. I mean, the product launched on the 1st of April. We’ve got 50 reps in the U.S. that are selling the product for us.

The initial focus of those reps was really on educations the physicians, the targeted endocrinologist for the product, and getting them REM-certified, which has to happen before they can start to treat patients with Natpara.

We’ve got about 2.300 of our targeted physicians that are now REM-certified. That has gone much faster than what we anticipated. That’s more than 80% of the targeted physicians for the product.

So, the reps are now transitioning off of focusing on REM certification and are now focusing on patient identification and working with physicians to treat the appropriate patients with Natpara. We’ve got more than 600 start forms that have come in since the 1st of April. And I think importantly, there’s about 460 physicians that have written those 600 start forms. So, we’re starting to get a lot of experience across a number of physicians early on with the product, which I think bodes well for the future.

We’ve also got more than 400 patients on therapy today. So, I would say we’re off to a very good start with Natpara. We’ve also got some very positive anecdotal feedback from patients in terms of the early experience on the product. I think the patients are feeling better fairly quickly and we’ve seen very good compliance and adherence to the drug early on. So, a good start, I would say.

<Q - Jason Gerberry>: And on GATTEX, I guess we’ll get some sort of IPR update in a few weeks from now, but it’s more of watch and wait part of the story. Looking at the IMS units, it’s sort of flattish since you guys have taken the asset. And I know that you guys caution, when you acquired the asset, that there could be some lag in terms of the transition period. And so, can you talk about any commercial initiatives that are underway to accelerate the utilization of GATTEX?

<A - Jeff Poulton>: Yeah. I mean I think the two areas that we’ve focused are first from a sales force perspective. We looked pretty closely at how NPS was utilizing their sales force in terms of the physicians that they were calling on trying to identify the short bowel syndrome patients. I think based on some work that we’ve done, we’ve fine-tuned the use of those resources in the physicians that they’re calling on, we think that will ultimately make them more effective and efficient in the calls that they’re making.

We’re also making the Lialda reps that we’ve got in the U.S. which is about 100 reps. They’ve just started to, also, make calls for GATTEX just in the last month or two. So, we think both of those things ultimately will fill up the sales funnel faster.

And then, the second area that we’re really focused on is from a patient support perspective. What we saw with GATTEX is that there was a fairly high discontinuation rate. It was close to 30%. And that that discontinuation was largely happening within the first 60 days that patients were starting on therapy. And it’s not because the product doesn’t work. We’ve seen very good results with the effectiveness of the product. But there is a transitional period with the patients going on therapy where they need a lot of support.

And we didn’t think the NPS was providing enough support for that transition. So, we’ve invested there. We’ve actually created a new position where each of those patients that’s starting on therapy is going to have a fairly high amount of support from what we call an on-boarding and access specialist. So, we hope over time that that improves that discontinuation rate again. This is going to take a little bit of time, but those are the two areas that we’re focused.

<Q - Jason Gerberry>: Okay. And, Phil, obviously on the R&D front, the rare disease side, I guess, intrathecal and ROP are more of the near-term big events in terms of data flow for you guys?

<A - Philip Vickers>: Yeah. They are. I mean, there are other programs, but those are two we expect some exciting data coming up in the near future. ROP, very exciting program,

very fragile, delicate population. We transition that from academia. We have recently finished a PK study so that we could get the dose appropriate both for going into more sites and to complete the clinical study and also for commercialization. So, that was very successful.

We’re now very actively recruiting. We’re recruiting 120 patients into that study. We’re well along now in terms of recruitment. So, I’d anticipate at our current rate of enrolment that that will be complete by the end of this year. So, we’ll have top-line data middle of next year.

The intrathecal programs that you mentioned we now have. We’re excited that we’ve got three intrathecal programs in the clinic. The most advanced is the Hunter IT program. And actually for that particular program, you can almost look at this as being serial innovation in one set of patients. So, we have ELAPRASE, obviously the leading therapy for patients with Hunter syndrome, but it can’t cross the blood-brain barrier.

And so we have designed with a partner a unique delivery device, intrathecal delivery device which is designed to address the needs of this particular patient population. That study is now ongoing. The pivotal study is ongoing and, again, recruitment is going well. And end of this year, beginning of next year, that enrollment should be complete, so we’re excited to get data from that next year.

The Sanfilippo A Phase 2b study is now fully enrolled, so we anticipate data from that in the middle of next year. And then the MLD Phase 1/2 program, again, the third intrathecal program, we got some encouraging top-line data from that. And so that program is now also moving forward. So, I think next year is going to be a big year for those intrathecal programs.

<Q - Jason Gerberry>: If you could just talk a little bit about the ROP or Premiplex as the drug is known. Specifically, you’re looking at some interesting secondary end points growth outcomes and how this might potentially be a platform play for you. If you see benefit on these secondary end points, would you envision this potentially being more of a broader - broadly-used prophylactic therapy for premature infants, gestational age sub 28 or how should investors think about that opportunity?

<A - Philip Vickers>: I think it’s a great question. And you’re right. There are opportunities for that molecule, so it’s recombinant human IGF-1 with its appropriate binding protein which is given by continuous infusion. And the focus of the clinical study, the primary end point is a retinopathy of prematurity because IGF-1 plays a very important role in the vascularization of the eye, and the premature babies have not yet turned on the expression of IGF-1, so we give it by continuous infusion early.

So, we’re excited to see effects on that retinopathy of prematurity which can lead to blindness in babies, very serious. Very serious. But IGF-1 plays a number of other roles, so - for example in metabolism. So, we are looking at a series of secondary endpoints. There’s the NICU days, so we’ll be looking at that which is very important healthcare outcome if we can decrease the number of NICU days. But we’re also looking at growth in these babies, looking at lung function and the recent science underpinning IGF-1 playing a very important role there. So, indeed, we would hope we’ll get some very important insights from those secondary endpoints.

<Q - Jason Gerberry>: And time for one last question. Just as we think about Hunter CNS as the most advanced of the intrathecal programs, I believe, can you help investors think through the market opportunity for that? I think in the past, Shire said about 20% of Hunter CNS patients have cognitive impairment issue and might be candidates. Is this - would this cannibalize any of ELAPRASE sales or would this be adjunctive to ELAPRASE as it’s studied in the Phase 2b or Phase 2 - 3 study?

<A - Philip Vickers>: Very different. It’s very different from ELAPRASE which will address the systemic effects in various organs but does not cross into the brain. So, they complement one another, and so the Hunter CNS is focused exquisitely on the CNS manifestations of disease. And we believe, actually, it’s higher than 20% in the order of about 60% of patients could get benefit from this thing have neurocognitive problems. So, those two - one will affect the systemic, one will affect the CNS effects. They complement, and we should see no cannibalization based on the mechanism.

The third approach that we have early on where we acquired ArmaGen, which is this Trojan horse approach to bring an enzyme into the CNS very early stage. Now, just in Phase 1, if that were to work, that could have both the systemic and CNS effects. So, that’s the different approaches that we’re taking with those molecules.

Jason Gerberry

Got it. Great. We’re out of time, but gentlemen, thank you so much for joining us this year.

Jeff Poulton:

Thank you.